

December 13, 2011

Via E-mail
Mr. Marco Moran, President and Chief Executive Officer
Convenientcast, Inc.
132 E. Northside Drive, Suite C
Clinton, MS 39056

     Re: Convenientcast, Inc.
             Form 8-K
             Filed November 1, 2011
             Amendment to Form 8-K
             Filed November 4, 2011
             File No. 001-32032

Dear Mr. Moran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Your next amended filing should include all disclosure required by Securities Exchange Act Form 10, as required by Item 2.01(f) of Form 8-K. In this regard, we note only inclusion of a business section and partial inclusion of an officer section and the absence of, among other Item requirements, executive compensation, recent sales of unregistered securities, management's discussion and analysis, security ownership, certain relationships and related transactions, and all required exhibits.

2. We note that the premerger entities each have different fiscal year ends. Please tell us the fiscal year end that will be adopted by the post merger entity and revise to provide the information required by Item 5.03(b) of Form 8-K, as applicable.

Acquisition or Disposition of Assets, page 2

3. Please significantly expand your business section to address all disclosure requirements set forth in Item 101(h) of Regulation S-K. We note that you do not disclose, among other details, the form and year of incorporation, any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business, your intellectual property, the need for any government approval(s), the effect of existing or probable governmental regulations on the business or the number of company employees. In the business development disclosure, please describe the transaction with Mirador and disclose and explain the outcome of that transaction.

4. Please revise to provide the basis for your statement on page two that "[t]he soft drink industry has generated more than $40 billion annually since 2002. . ." This statement should include a citation to where this information can be found so that an investor may easily access the information.

5. In addition, we note your statement on page two beginning, "[t]he company's research reveals that consumers are seeking a beverage in this category that is tied closely with hip-hop and rap." Revise to discuss the research to which you refer.

6. Revise to discuss in greater detail your distribution partners including, among other details, whether you have any agreements with these partners. To the extent you do, please disclose the material terms of these agreements and file them as exhibits or advise why these agreements are not required to be filed.

7. Please revise to identify the "several companies" that have already ventured into the market in which you compete.

8. Revise to discuss the celebrity spokesperson aspect of your business in greater detail. We note that the company "will" hire celebrities to promote the brand. Address whether you have any agreements to partner with any celebrities and, if so, identify who those celebrities are.

9. We note you use "pharmaceutical grade herbs." Revise to discuss the pharmaceutical grade herbs in greater detail addressing, among other details, the meaning of the term "pharmaceutical grade," from whom you get these herbs, the availability of such herbs and provide the basis for your representation that the mix of such herbs and syrup flavors is "safe." In this regard, we note your use of the term "light sedation" on page five. We may have further comment.

10. Revise to discuss the advertising portion of your business in greater detail. Disclose the material terms of your material advertising agreements and attach them as exhibits or advise.

11. Please provide the basis for your statement that your product Lean "helps consumers relax after a day's work or at bedtime." We note that it was "derived from more than a decade of research." Discuss this research in greater detail and provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K.

12. In the "Product Description" section, you refer to several brands, such as Sprite, Jolly Rancher, and Skittles. Please disclose whether you have agreements with the owners of those brands. If not, the basis for this disclosure is unclear. Please revise or advise.

13. We note the disclosure that several music artists have referenced terms similar to the names of your products. Please clarify whether the artists are referring to your products or other competing products. Other competing products with names similar to your products should be identified and described.

14. Disclose whether you have been given permission to use Three 6 Mafia song lyrics and DeWayne Michael Carter as the inspiration for two of your three flavors. Please clarify whether you have agreements with these performers.

15. Identify the states in which you do business. We note on page seven that you launched your brand with immediate distribution across six states. Please discuss the geographical reach of your products.

16. We note your statement on page four that you have "already captured a substantial portion of market share" and that by the end of your first year of operations, you are "projected to reach $1.6 million in sales." We do not understand this disclosure as your first year of operations has ended and you did not meet your projection. Further, please explain the basis for the statement that you have a substantial portion of market share. Please revise or explain.

17. We note disclosure that DSD's products fall within the "new age" beverage category. Please significantly expand your disclosure about this category. Please attribute the industry information to its sources along with the names and dates of the publications in which the information was set forth.

18. Please expand "Competitive Comparison" to describe your chief competitors and name and describe their products that compete against DSD's products.

19. Please provide your basis for various statements in this section such as:
   - "this industry is expected to continue growing due to increased media coverage" on page four;
   - your product accomplishes the desired affects of having a stronger cultural association and a more pronounced physical affect without any of the "dangerous side effects that accompany the traditional practice of consuming cough syrup-laced beverages recreationally" on pages two, five and 16;

- "the company is perfectly positioned to capture and lead this market in the years to come" on pages two, five and 16;
- you have "expert brand management" and were the "largest independent relaxation beverage distributor in 2008" on page six;
- "The Company will face little competition from beverage companies, given that most major beverage firms focus on energy drinks" on page six;
- "…hip hop based consumers only want brands that speak their culture or lifestyle" on page six; and
- "fast-growing, new-age beverage category" on page seven.

20. We note that Mr. Moran "branded his first beverage and learned how to take a product to market, leading him to develop his current enterprise" on page ten. We further note your bulleted statement on page seven that your "[o]wnership is highly-educated in business, marketing and leadership." Please revise to discuss in greater detail the experience Mr. Moran has and the current status of Unique Beverage Group, LLC.

21. Please explain the reference to a trademarked brand name with a history of 10 years. Please revise your disclosure to explain this history and name and describe the parties owning the brand(s) during this period. In this regard, the agreements under which the products and trademarks were acquired by DSD should be disclosed, described in material respects, and filed as exhibits.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers, page 10

22. Revise to provide beginning and end dates for each employment discussed. In addition, account for any gaps in employment during the past five years, such as the time period from 2006 to 2007. Add Mr. Moran's current role as CEO, President, Secretary, CFO, Treasurer, Director and Chief Accounting Officer of the company to his business background. See Item 401(e) of Regulation S-K.

23. Revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Moran should serve as a director of the company. See item 401(e) of Regulation S-K.

Related Party Transactions

24. We note your related party disclosure in Note 10 to the financial statements. With your next amendment, revise to include this and other relevant disclosure in the appropriate location.

Item 9.01 Financial Statements and Exhibits, page 11

25. We note that you included the May 31, 2011 interim financial statements of DSD Network of America, Inc. in the Form 8-K/A1 filed on November 4, 2011. Please further amend your Form 8-K to include the August 31, 2011 interim financial statements of DSD Network of American, Inc. Refer to Rule 8-08 of Regulation S-X.

DSD Network of America, Inc. (formerly Dewmar International BMC, Inc.)

Financial Statements for the Fiscal Year Ended November 30, 2010 and the Period from March 13, 2009 (Inception) through November 30, 2009

Report of Independent Registered Public Accounting Firm, page 11

26. We note that Convenientcast, Inc. and DSD Network of America, Inc. both engaged different independent auditors prior to the merger. Please tell us who the independent auditor will be going forward for the combined company. A reverse acquisition always involves a change in accountants unless the same accountant audited the pre-merger financial statements of both the operating company and the registrant. The independent accountant that will no longer be associated with the registrant's financial statements is considered the predecessor accountant. Please revise your Form 8-K to include the required disclosures in Item 304 of Regulation S-K.

Balance Sheets, page 12

27. We note your disclosure in Note 6 (page 20) that the $354,000 due under the supply agreement is due on demand. Please explain to us why this is presented as a non-current liability in your annual and interim balance sheets, or revise to present the note payable as a current liability. Refer to ASC 470-10-45-10.

Notes to the Financial Statements, page 16

2. Summary of Significant Accounting Policies, page 16

Accounts Receivable

28. Please revise to disclose the amount of allowance for doubtful accounts as of November 30, 2009 and 2010, and May 31, 2011. Also revise to describe your accounting policy and methodology used to estimate the allowance for doubtful accounts. Refer to ASC 310-10-50-4 and 50-9.

Fair Value of Financial Instruments

29. Please revise to identify your financial instruments and provide the disclosures required by ASC 825-10-50-10 for each period presented.

Inventory, page 17

30. Please tell us whether you have recorded any inventory write-offs for spoilage or other reasons during the periods presented and, if so, revise to disclose the amount of such write-offs. Refer to ASC 330-10-50-2.

Revenue Recognition Policy, page 17

31. Please revise to describe your revenue recognition policy with respect to your actual sales in greater detail. Include the following in your revised disclosure:
    a. discuss the shipping terms (e.g. FOB shipping point or FOB destination) and state the point at which you recognize revenue, including your basis for doing so;
    b. state whether you bill your customers for shipping and handling fees and if you include such amounts in net sales;
    c. clearly describe your return policy and how it was considered when establishing your revenue recognition policy; and
    d. discuss any other significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. inventory credits, rebates, discounts, volume incentives, etc.) and your related accounting policies, as applicable.

Subsequent Events, page 19

32. We note your disclosure that you have evaluated subsequent events through March 30, 2011, the date the financial statements for the year ended November 30, 2010 were available to be filed with the SEC. We further that the audit report (page 11) is dated September 14, 2011 for Note 13, subsequent events. Please revise as necessary, and indicate whether the evaluation date is either the date the financial statements were issued or the date they were available to be issued. Refer to ASC 855-10-50-1.

6. Notes Payable, page 20

33. We note the August 3, 2009 agreement that you executed with a third party which provides for the payment of raw goods directly to suppliers by the agreement holder (page 20). Please further explain to us the terms of this agreement, and tell us if the agreement covers all of your purchases of raw goods.

7. Interest Income and Expense, page 21

  34. We note your interest expense of $128,738 and $30,220 for the fiscal years ended November 30, 2010 and 2009, respectively (page 13). We further note your interest expense of $30,811 and $30,954 for the three and six months ended May 31, 2011, respectively (page 25). Please tell us what your interest expense represents. Also reconcile for us the recorded interest expense to the notes payable interest rates and the average outstanding notes payable balances, as disclosed in your footnotes.

8. Income Taxes, page 21

  35. Please revise to provide all income tax disclosures for public entities required by ASC 740-10-50, including the unrecognized tax benefit disclosures in ASC 740-10-50-15.

10. Related Party Transactions, page 22

  36. We note on page 22 and 35 that the Company has engaged with a distributor that is wholly-owned by the CEO, Marco Moran. Please describe to us the terms of the distributor agreement, and tell us if all of your sales are made through this distributor. Also revise to provide all related party disclosures required by ASC 850-10-50-1, including a description of the transactions, the dollar amounts of such transactions for each of the periods for which you present an income statement and the amounts due from or to related parties as of each balance sheet date.

11. Legal Proceedings, page 22

  37. We note that in January 2011 a claimant filed suit against the Company alleging breach of contract, and that the claimant is seeking unspecified damages. We further note that you have not recorded a liability, and that you cannot predict the matter with certainty. Please advise us of the following:

     a. Tell us whether you have determined the likelihood of future liability to the Company for this contingency to be reasonably possible or remote.

     b. To the extent reasonably possible, tell us the aggregate possible loss or range of loss for the contingency or explain to us why such an estimate cannot be made.

     c. Also revise to provide the disclosures required by ASC 450-20-50-3 through 50-5, as applicable.

13. Subsequent Events, page 23

  38. We note your disclosure of the December 10, 2010 Exchange Agreement with Mirador. We further note that this Exchange Agreement was terminated on October 28, 2011.

Please tell us how you considered whether the termination of this agreement should be disclosed as a nonrecognized subsequent event. Refer to ASC 855-10-25-4.

DSD Network of America, Inc. (formerly Dewmar International BMC, Inc.)

Financial Statements for the Fiscal Quarter Ended May 31, 2011 and 2010, page F-26

Notes to the Unaudited Financial Statements, page 28

2. Summary of Significant Accounting Policies, page 28

Prepaid Expenses

39. We note on page 24 that your prepaid expenses have increased from $6,689 at November 30, 2010 to $47,708 at May 31, 2011, and that the prepaid expenses are approximately 12% of your total assets at May 31, 2011. Please revise to include a footnote that describes the composition of this balance sheet account.

Subsequent Events, page 32

40. We note that you evaluated subsequent events through September 19, 2011, the date you filed your report for the period ended May 31, 2011 with the SEC. Please advise us of the following:

   a. Identify for us where your May 31, 2011 financial statements were filed with the SEC, and tell us the date these financial statements were filed.

   b. Tell us whether there were any subsequent events through the evaluation date that required disclosures under ASC 855 and, if so, revise to provide such disclosure.

   c. Also tell us how you considered whether the termination of the Exchange Agreement with Mirador should be disclosed as a nonrecognized subsequent event.

3. Going Concern, page 33

41. We note that management's plan is to raise capital through equity financing, and that management believes this will be sufficient to augment the cash flow it receives from product sales and finance the continuing development for the next twelve months. Please revise to further describe you capital raising plans, including the amounts that you plan to raise and the planned timing of your capital raising.

9. Related Party Transactions, page 35

42. We note your disclosure that the $30,881 due to you from an entity wholly-owned by your CEO is due on demand. We further note on page 24 that you present this due from related party as a non-current asset on your May 31, 2011 balance sheet. Please explain to us why this is presented as a non-current asset, or revise to present as a current asset.

Unaudited Pro Forma Combined Financial Information, page 38

43. Please revise the introductory paragraph disclosures to be consistent with the updated fiscal periods presented in your amended Form 8-K after complying with the staff comments below. Also update the discussion in paragraph four of the footnotes on page 41 to reflect these changes, as applicable. Refer to Rule 11-02(b)(2) of Regulation S-X.

44. We note on page seven and 13 of the Convenientcast September 30, 2011 Form 10-Q that Convenientcast executed three potash lease agreements in May 2011 for a total up-front payment of $4,181, and that it plans to expand its potash interests and seek additional acquisition opportunities in this mineral sector. We further note that the Company may cancel these leases at any time with express written consent of the Lessor, given that the Company is in compliance with all terms of the lease agreements. Please tell us if the post merger entity intends to continue with the plans to expand the potash interests and seek additional acquisition opportunities in this mineral sector and, if not, tell us how you considered presenting a pro forma balance sheet adjustment for the mineral leases

Condensed Pro Forma Balance Sheet as of June 30, 2011 (Unaudited), page 39

45. Please revise to present a pro forma balance sheet as of August 31, 2011. Refer to Rule 11-02(c)(1) of Regulation S-X. The September 30, 2011 balance sheet of Convenientcast should now be used for purposes of the pro forma balance sheet presented in your Form 8-K. Also clearly label each of the historical balance sheets with their respective dates before combining them in your pro forma balance sheet.

Condensed Pro Forma Statement of Operations (Unaudited), page 40

46. Please revise to present pro forma statements of operations for the fiscal year ended November 30, 2010, and the nine months ended August 31, 2011. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.   The Convenientcast statement of operations for the twelve months ended December 31, 2010, and nine months ended September 30, 2011 should now be used for purposes of the pro forma statement of operations presented in your Form 8-K. Also clearly label each of the historical statements of operations with their respective periods before combining them in your pro forma statement of operations.

47. Please present the historical and pro forma earnings per share for each period that you present a statement of operations, and include disclosure of the weighted average shares used to arrive at these amounts and how you arrived at these amounts. Also ensure that you retrospectively reflect the new capital structure resulting from the share exchange agreement and reverse merger, as necessary. Refer to Rule 11-02(b)(7) of Regulation S-X for additional guidance.

Note to the Pro Forma Combined Financial Information (Unaudited), page 41

48. We note your disclosure in paragraph one of the preliminary allocation of the purchase price and the purchase accounting adjustments, which implies that you have applied the acquisition method for business combinations. We also note your disclosure in paragraph five that adjustment A reflects the effects of the reverse merger. These are two different accounting methods and cannot both be applied to the transaction. Please tell us how you have accounted for the October 28, 2011 transaction, and identify both the accounting acquirer and legal acquirer. Also explain to us the basis for your conclusions, and cite the accounting guidance that you followed.

49. To the extent that you applied reverse acquisition accounting for the transaction, please revise to clearly identify the accounting acquirer. Also revise to state, if true, that this was deemed to be a capital transaction and that you recorded the carryover value of assets and liabilities of the former reporting company and the retained earnings will reflect that of the operating company. Finally, remove any disclosures referencing the purchase price allocation and purchase accounting adjustments as these are only applicable under the acquisition method of accounting.

50. We note the pro forma adjustment to common stock and accumulated deficit of $41,125. We further note that this adjustment is preliminary. Please explain to us what this adjustment represents and how you arrived at the $41,125 amount that is recorded. Also tell us why this adjustment is preliminary.

51. Please expand your footnotes to clearly describe all pro forma adjustments, including those to equity. To the extent that you apply reverse acquisition accounting, also consider that the accumulated deficit of the shell company is typically eliminated with an offsetting entry to additional paid-in capital in the pro forma adjustments.

Exhibits

52. Please file each marketing and distribution agreement, and related documentation, as a separate exhibit, numbered in accordance with Item 601 of Regulation S-K. Additionally, we note that several agreements, such as the Lean Beverage Products and Southern Beverage, Inc. agreements were not signed by the company. Please file the executed version of each agreement.

53. We note that several of your agreements, such as the Bevnet, Swishblast and Atlas agreements have been filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits in an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551- 3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director